SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR
() TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to
Commission file number: 0-4466

Wackenhut Corrections Corporation

401(k) Retirement Plan
(Full title of the Plan)

Wackenhut Corrections Corporation

(Name of issuer of securities held pursuant to the Plan)

One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

DECEMBER 31, 2002 AND 2001

Independent Auditors’ Report
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes at End of Year
EX-23.1 Consent of Jaffe Kaufman & Sarbey LLC
EX-99.1 Certification of the CFO

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN
DECEMBER 31, 2002 AND 2001

CONTENTS

Page

Independent auditors’ report	1
Financial statements:
Statements of net assets available for plan benefits	2
Statement of changes in net assets available for plan benefits	3
Notes to financial statements	4 - 7
Supplemental information:
Schedule of assets held for investment purposes	8

Independent Auditors’ Report

To the Trustees and the Savings Plan Committee
of Wackenhut Corrections Corporation
401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Wackenhut Corrections Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JAFFE, KAUFMAN & SARBEY, LLC
Fort Lauderdale, Florida

June 10, 2003

WACKENHUT CORRECTIONS CORPORATION

401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Investments	$12,384,616	$11,029,213
Employee contributions receivable	228,570	248,186
Employer contributions receivable	65,559	82,330
Participant loans	280,078	—

Net assets available for plan benefits	$12,958,823	$11,359,729

See notes to financial statements.

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income	$252,666
Contributions:
Employee contributions	3,339,356
Employer contributions	1,104,771
Rollovers received	5,542
Transfer in	55,165

Total additions	4,757,500

Deductions from net assets attributed to:
Benefits paid to participants	957,830
Net depreciation in fair value of investments	1,781,202
Rollovers	390,981
Forfeitures used	28,393

Total deductions	3,158,406

Net increase	1,599,094
Net assets available for plan benefits:
Beginning of year	11,359,729

End of year	$12,958,823

See notes to financial statements.

WACKENHUT CORRECTIONS CORPORATION
401 (k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of Plan

The following description of the Wackenhut Corrections Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan provides benefits to all eligible employees of Wackenhut Corrections Corporation and its subsidiaries (the “Company”). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the designated administrator of the Plan.

Although it has expressed no intention to do so, the Company retains the right to terminate the Plan. In the event of Plan termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility:

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment. The Plan excludes highly compensated employees as defined by the IRC.

Contributions and Allocations:

The Plan permits tax-deferred contributions of 1% to 30% of a participant’s annual compensation, subject to certain Internal Revenue Service (“IRS”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company may contribute to the Plan either annual or monthly matching contributions on behalf of participants who made elective deferrals during such period in an amount which shall be determined each plan year by the Company. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its option, may make a basic contribution to the Plan each year.

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.

(continued)

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.	Description of Plan (continued)

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000, or 50% of their vested account balance. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may not exceed ten years. The loans are secured by the balance in the participant’s vested account. The interest rate on loans outstanding as of December 31, 2002 ranged from 5.25% to 5.75%.

Vesting:

Participants who are employed at the Company’s Western Region Detention Facility, Rivers Correctional Institution, Taft Correctional Institution, and South Florida State Hospital facilities vest 100% immediately in the Company’s contributions. All other Plan participants vest in the Company’s contributions upon completion of three or more years of service.

Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death or termination of employment as a result of a total or permanent disability.

Payment of benefits:

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amount to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the employee’s Plan account at the date of retirement, termination, death or disability. Benefits are recognized when paid.

2.	Summary of Accounting Policies

The following are significant accounting policies followed by the Plan:

Basis of accounting:

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price on the last trading day of the year. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

Notes to Financial Statements (continued)

December 31, 2002 and 2001

3.	Investments

The Company has entered into an agreement whereby Mellon HR Solutions, formerly Dreyfus Trust Company, (the “Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee. The Company is the Plan administrator and fiduciary.

All investments are carried at contract value or fair market value except for the Capital Preservation Fund, which is carried at cost which approximates fair market value.

The following presents individual investments that represent five percent or more of net assets available for plan benefits:

	December 31,

Investments	2002	2001

Capital Preservation Fund, 3,794,837 and 2,864,269 shares, respectively	$3,794,837	$2,864,269
Dreyfus Appreciation Fund, 42,924 and 36,124 shares, respectively	1,339,237	1,373,432
Dreyfus Basic S&P 500 Stock Index Fund, 111,663 and 88,912 shares, respectively	2,043,424	2,125,004
Dreyfus Emerging Leaders Fund, 45,875 and 38,757 shares, respectively	1,273,502	1,347,574
Wackenhut Corrections Corporation Common Stock, 99,078 and 87,690 shares, respectively	1,093,588	1,215,525
PIMCO Total Return Fund, 78,473 and 46,299 shares, respectively	837,308	484,291
Other (less than five percent)	2,002,720	1,619,118

	$12,384,616	$11,029,213

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by a net amount of $1,781,202 as follows:

Decrease in mutual funds	$(1,506,296)
Decrease in common stock	(274,906)

Net decrease	$(1,781,202)

4.	Collective Trust

The Capital Preservation Fund is a collective investment trust that invests mainly in Guaranteed Investment Contracts (“GIC”). A GIC is a general obligation of an insurance company, which agrees to pay a guaranteed rate for the term of the contract and to return principal at maturity. This fund may also invest in repurchase agreements, private placements, certificates of deposit, commercial paper, shares of registered investment companies, bank investment contracts and corporate investment contracts.

(continued)

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

Notes to Financial Statements (continued)

December 31, 2002 and 2001

4.	Collective Trust (continued)

The Capital Preservation Fund is fully benefit-responsive and in accordance with Statement of Position No. 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans” is recorded at contract value, which approximates fair value. Contract value represents contributions under the contract plus accrued interest. There are no reserves against contract value for credit risk of the issuers of the contracts or otherwise. The crediting interest rate and average effective yield on this account approximates 5% for 2002.

5.	Derivatives

Derivative financial instruments may be used by the Plan’s Capital Preservation Fund to rebalance the fixed income/equity allocation of the Plan’s portfolio and to hedge the currency risk component of the Plan’s foreign investments. Certain of the fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Plan’s assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Plan’s assets.

6.	Tax Status

The Plan is based on a prototype plan established by the Trustee. The plan as amended received a favorable determination letter dated December 18, 2002 from the IRS.

7.	Administrative Expenses

The Company performs certain services for the Plan for which no fee is charged. Additionally, audit and certain other administrative fees were paid by the Company on behalf of the Plan. Fees and expenses paid by the Company totaled $81,311 during 2002.

8.	Forfeitures

Non-vested contributions which have been forfeited by employees due to retirement or termination of employment prior to achieving vested status are used to reduce future contributions by the Company. Forfeitures used to reduce employer contributions for the year ended December 31, 2002 totaled $28,393.

9.	Related Party Transactions

The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. Therefore, these investments represent a party-in-interest to the Plan. These transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

WACKENHUT CORRECTIONS CORPORATION
401(k) RETIREMENT PLAN

EIN #65-0043078

Schedule H, Part IV, Line 4i of Form 5500-

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Identity of Issuer,
Borrower, Lessor or Similar		Current
Party	Description of Investment	Value

*The Dreyfus Trust Company	Capital Preservation Fund	$3,794,837
*The Dreyfus Trust Company	Dreyfus Appreciation Fund	1,339,237
*The Dreyfus Trust Company	Dreyfus Basic S&P 500 Stock Index Fund	2,043,424
*The Dreyfus Trust Company	Dreyfus Premier Balanced Fund	605,844
*The Dreyfus Trust Company	Dreyfus Emerging Leaders Fund	1,273,502
Franklin Templeton	Templeton Foreign Fund	528,902
MAS Funds	MAS Midcap Value Fund	249,213
PIMCO Funds Distributors, LLC	PIMCO Total Return Fund	837,308
Janus Distributors, Inc.	Janus Olympus Fund	618,761
*Wackenhut Corrections	Wackenhut Corrections Corporation
Corporation	Common Stock	1,093,588
Participant Loans	Participant Loans	280,078

		$12,664,694

*Denotes a Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wackenhut Corrections Corporation 401(k) Retirement Plan

Date: June 30, 2003	/s/ John G. O’Rourke JOHN G. O’ROURKE Plan Administrator